June 22, 2006

Mail Stop 4561

Eric J. Bock
Executive Vice President, Law and Corporate Secretary
Cendant Corporation
9 West 57th Street
New York, NY 10019

      Re:	Wyndham Worldwide Corporation
		First Amendment to Registration Statement on Form 10
      Filed June 16, 2006
		File No.  001-32876

Dear Mr. Bock:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to prior comment 11. In light of Syria`s status as a country identified by the State Department as a state sponsor of terrorism and subject to U.S. export controls, please discuss for us the materiality of your European subsidiary`s two affiliated resorts located in Syria, and whether your indirect affiliation with those resorts constitutes a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies having business contacts with Syria.
2. It is not clear from your response to prior comment 11 whether you have business contacts with Cuba, Iran, North Korea, Sudan or Syria other than those you define as constituting "doing business" in those countries. If you have other business contacts with any of those countries, please discuss the materiality of those contacts and whether, individually or in the aggregate, including aggregation with your indirect affiliation with the two Syrian resorts, they constitute a material investment risk for your security holders. Please address both quantitative and qualitative factors in your response.

Notes to Unaudited Pro Forma Combined Condensed Statements of
Income

Note (c), page 86
3. We note from your disclosure on page 207 that you expect to enter into borrowing arrangements in connection with the separation. Please clarify to us, and disclose in the next amendment, if you have a commitment from the applicable lender(s) related to these borrowings and the interest rates you expect to incur upon which you have based your calculation for this adjustment.













Employee Benefit Plans

Equity Incentive Programs, page 173
4. We note from your disclosure that the aggregate value of your
2006
grant, which we understand is subject to your separation from Cendant, will be approximately $80 million. Please further explain to us how you determined that the expected financial impact relating to this grant will only result in approximately $3.1 million of annual non-cash expense. In this regard, we note that the number of shares or units delivered will be based on the fair market value of your common stock or the Black-Scholes value of a right, in the case of stock appreciation rights, and will vest over a four-year period.

Financial Statements and Notes

Combined Condensed Balance Sheets, page F-4
5. Please explain to us how you determined your pro forma dividend payable to Cendant in the amount of $1,360 million. For instance, we note from your disclosure on page F-6 that you plan to use proceeds in the amount of $1,360 million to repay $575 million of borrowings outstanding under the existing asset-linked facility, which is already reflected in your combined condensed balance sheets, with the remaining $785 million to be distributed to Cendant.

Note 1 - Basis of Presentation

Changes in Accounting Policies during 2006, page F-7
6. Please disclose, if material, the effects related to the initial adoption of SOP 04-2 and during the current period with respect to changes in the estimate for uncollectible vacation ownership contract receivables and the related impact on cost of sales and inventory. Refer to paragraphs 41 and 64 of SOP 04-2.

Note 2 - Summary of Significant Accounting Policies
Vacation Ownership, page F-27
7. We note your response to comment 28 and reissue our prior comment, in part. As it relates to sales recognized using the percentage of completion method of accounting, please advise us and revise your disclosure to clarify how you meet the requirements in paragraph 37(a) through 37(d) of SFAS 66, including how the sale meets the requirements of paragraphs 4 and 12 of SFAS 66. In this regard, please also clarify whether the buyer of the vacation ownership interest has met the continuing investment criteria during the period between the signing of the sales contract and the delivery of the unit or interest. Refer to paragraph 37(d) of SFAS 66.

Loyalty Programs, page F-29
8. We note your response to comment 25. Please revise to provide a more detailed description of your accounting for the initial accumulation and subsequent redemption of reward points related to your TripRewards and RCI Elite Rewards programs. Specifically, your discussion should describe how you recognize revenues and expenses related to the accumulation and redemption of points and should quantify the amounts presented in your statements of income. In this regard, please also advise us and disclose whether this activity is considered a component of your marketing and reservation services that you provide to your franchisees.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Matthew Maulbeck at 202-551-3466 or Josh Forgione, Assistant Chief Accountant, at 202-551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3852 with any other questions.

Sincerely,



Michael McTiernan
Special Counsel


cc:	Daniel E. Wolf (via facsimile, 917-777-7886)
	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP



Eric J. Bock, Esq.
Cendant Corporation
June 22, 2006
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